Exhibit 99.1



news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FINANCIAL FEDERAL CORPORATION REPORTS RECORD SECOND QUARTER RESULTS

- *Record Net Income - $12.4 million (16% increase)*
- *Diluted EPS - $0.46 (12% increase)*
- *Record Finance Receivables Outstanding - $2.05 billion*
- *Loss Ratio - (0.02)% (annualized)*

NEW YORK, NY: March 5, 2007 - Financial Federal Corporation (**NYSE: FIF**) today announced results for its second quarter ended January 31, 2007. Net income for the quarter increased 16% to $12.4 million from $10.7 million in the second quarter of fiscal 2006 due to higher average finance receivables. Diluted earnings per share increased by 12% to $0.46 from $0.41. Finance receivables originated during the quarter were $284 million compared to $325 million in the second quarter of fiscal 2006.

For the first six months of fiscal 2007 and 2006, net income was $24.6 million and $21.0 million, respectively, a 17% increase. Diluted earnings per share increased by 15% to $0.92 from $0.80. Finance receivables originated were $604 million in 2007 compared to $648 million in 2006. Finance receivables outstanding grew at an annualized rate of 6% to $2.05 billion at January 31, 2007 from $1.99 billion at July 31, 2006.

Paul R. Sinsheimer, CEO, commented: "Record earnings together with credit quality statistics remaining at historically low levels highlighted another outstanding quarter. However, receivables growth slowed due to general economic conditions and reduced demand for transportation equipment financing. A government mandated engine change effective in 2007 may have prompted truck buyers to accelerate purchases in 2006. The effects of this change should diminish as the industry adjusts."

Steven F. Groth, CFO, remarked: "Fitch Ratings affirmed our 'BBB+' long-term debt and 'F2' commercial paper ratings in January 2007, and we increased the size of our commercial paper program to $500 million from $350 million during the quarter."

Asset Quality
Asset quality measures continued at exceptional levels in the second quarter of fiscal 2007:
- Net recoveries were $101,000 or (0.02)% (annualized) of average finance receivables compared to net charge-offs of $53,000 or 0.01% for the quarter ended October 31, 2006 and $72,000 or 0.02% for the quarter ended January 31, 2006.
- Non-performing assets were 0.76% of total finance receivables at January 31, 2007 compared to 0.74% at October 31, 2006 and 0.68% at January 31, 2006.
- Delinquent receivables (60 days or more past due) were 0.40% of total receivables at January 31, 2007 compared to 0.34% at October 31, 2006 and 0.50% at January 31, 2006.

Net recoveries were $48,000 or less than (0.01)% (annualized) of average finance receivables for the first six months of fiscal 2007 compared to net charge-offs of $109,000 or 0.01% for the first six months of fiscal 2006.

Other Financial Highlights

- Net interest margin declined to 5.09% in the second quarter from 5.21% in the second quarter of fiscal 2006 due to the inverted yield curve.
- No provisions for credit losses were recorded in the second quarter or the first six months of fiscal 2007 and 2006 because of low net charge-off levels and receivables growth.
- Salaries and other expenses increased by 7% to $6.1 million in the second quarter from $5.8 million in the second quarter of fiscal 2006 due to salary increases and an increase in the number of employees. The efficiency ratio improved to 23.3% from 24.6% and the expense ratio improved to 1.19% from 1.28%.
- Return on equity improved to 12.0% from 11.8% in the second quarter of fiscal 2006.

Conference Call

The Company will host a conference call March 6, 2007 at 11:00 a.m. (ET) to discuss its second quarter results. The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).

About Financial Federal

Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and waste services equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit www.financialfederal.com.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Securities and Exchange Commission including Part I, Item 1A. "Risk Factors" for a description of these risks and uncertainties. These risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries.

CONTACT: *Steven F. Groth, Chief Financial Officer*
             (212) 599-8000

CONSOLIDATED UNAUDITED INCOME STATEMENTS

(In thousands, except per share amounts)

	Three months ended January 31,		Six months ended January 31,	
	2007	**2006**	**2007**	**2006**
Finance income	$47,383	$39,438	$94,313	$75,991
Interest expense	21,073	16,045	41,965	30,291
Net finance income before provision for credit losses on finance receivables	26,310	23,393	52,348	45,700
Provision for credit losses on finance receivables	-	-	-	-
Net finance income	26,310	23,393	52,348	45,700
Salaries and other expenses	6,142	5,761	12,251	11,259
Income before income taxes	20,168	17,632	40,097	34,441
Provision for income taxes	7,773	6,904	15,472	13,468
NET INCOME	**$12,395**	**$10,728**	**$24,625**	**$20,973**
Earnings per common share:				
Diluted	**$0.46**	**$0.41**	**$0.92**	**$0.80**
Basic	$0.47	$0.42	$0.94	$0.81
Number of shares used:				
Diluted	26,902	26,444	26,828	26,332
Basic	26,289	25,799	26,242	25,760

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

(In thousands)

	January 31, 2007	July 31, 2006	January 31, 2006
ASSETS			
Finance receivables	$2,050,948	$1,991,688	$1,810,406
Allowance for credit losses	(24,148)	(24,100)	(24,116)
Finance receivables - net	2,026,800	1,967,588	1,786,290
Cash	5,293	8,143	7,869
Other assets	10,228	12,613	10,080
TOTAL ASSETS	$2,042,321	$1,988,344	$1,804,239
LIABILITIES			
Debt	$1,550,368	$1,527,661	$1,369,300
Accrued interest, taxes and other liabilities	76,547	70,304	68,474
Total liabilities	1,626,915	1,597,965	1,437,774
STOCKHOLDERS' EQUITY	415,406	390,379	366,465
TOTAL LIABILITIES AND EQUITY	$2,042,321	$1,988,344	$1,804,239